SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Launches Aviation’s First Individual

Onboard Entertainment Platform

  Company will use aircraft technology to provide clients with content from Brazil’s major communication companies

São Paulo, August 26, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL),(S&P/Fitch: BB-/BB-,Moody’s: B1), the largest low-cost and low-fare airline in Latin America, announces the implementation, as of first of September 2011, of a pioneering onboard entertainment solution, the first of its kind in global aviation. Using a package of technological tools, the company will offer its clients high-quality content from Brazil’s major communication groups. Passengers can access the platform through their own communications devices.

“Innovation is part of GOL’s DNA and we resorted to our usual creativity to develop an onboard entertainment option that will offer top-quality content at a low implementation cost,” declared Claudia Pagnano, GOL’s Vice-President of Market and New Businesses. “At first, access will take place via iPhone, iPad and touch iPod, as well as netbooks and notebooks with a WI-FI connection. In the future, the solution will also be available for other tablets and smartphones”.

The new onboard entertainment tool, baptized “GOL NO AR” (GOL on Air), will present a wide array of choices for the most varied tastes, including news items, magazine and newspaper articles, TV shows, sports, games and music channels. It will be an on-flight entertainment platform, automatically updated on landing at nine airports:  São Paulo/Congonhas, São Paulo/Guarulhos, Rio de Janeiro/Santos Dumont, Rio de Janeiro/Tom Jobim-Galeão, Belo Horizonte/Confins, Salvador, Porto Alegre, Brasília, Belém and Fortaleza.

According to GOL’s Head of Innovation and New Businesses, Ubiratan da Motta, the initial months will provide the Company with vital input regarding client behavior, helping ensure the ongoing improvement of the service. “We innovated on three fronts by creating a unique technological solution that is a first for the industry, as well as marking a major step forward in client relations,” explained Motta.

GOL’s team dedicated 14 months to developing the portal, which use will be free of charge. The installation of the necessary equipment in the fleet will be gradual and the system is already in place on 35 aircraft. At first, the company will offer the product on approximately 250 daily flights, primarily on the Rio de Janeiro-São Paulo shuttle, Brazil’s busiest route. The idea is to expand the service to around 380 daily flights by the end of the year.

“Installation is rapid and there is no need to interrupt normal operations as is common in the sector,” added Pagnano. “As a result, in addition to improving our clients’ travelling experience, the new solution will not interfere with flight performance as it does not increase aircraft weight nor, consequently, fuel consumption”.

The “GOL NO AR” portal represents a new addition to the series of innovations recently launched by the company in Brazil, such as the Buy on Board service, which will be expanded to more than 400 daily flights by the end of 2011, and the operation of 737 Next Generation aircraft equipped with the futuristic Boeing Sky Interior. Since it began operations, GOL has established several important milestones in Brazil’s commercial aviation sector: it was the first company to focus on internet sales and eliminate the traditional paper ticket, thereby reducing costs and streamlining clients' travelling experience, and the first to offer mobile-phone check-in and domestic flight check-in via iPhone.

Contact

Investor Relations

Leonardo Pereira – CFO

Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations

Phone.: (55 11) 2128-4700

E-mail: ri@golnaweb.com.br

Website:www.voegol.com.br/ir

Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter: www.twitter.com/GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: +1 (212) 704-8196 / 704-4590

E-mail: meaghan.smith@edelman.com

or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.